WESTBURY GROUP LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION
and Report of Independent
Registered Public Accounting Firm

DECEMBER 31, 2023

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66284

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WESTBURY GROUP LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

39 RIVERSIDE AVENUE
(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JONATHAN RUBIN	203-883-9000	jrubin@westburygroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONATHAN RUBIN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WESTBURY GROUP LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EVIJA GARTHWAITE
NOTARY PUBLIC
My Commission Expires May 31, 2027

Notary Public

Signature:

Title:
MANAGING MEMBER

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



hab and Company, P.A.

100 E. Sybelia Ave., Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Westbury Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Westbury Group LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Westbury Group LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Westbury Group LLC's management. Our responsibility is to express an opinion on Westbury Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westbury Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Westbury Group LLC's auditor since 2017.

Maitland, Florida

February 16, 2024

WESTBURY GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

Assets		
Cash	$	124,975
Accounts receivable		-
Prepaid expenses		14,549
Operating Lease Right of Use		35,208
Deposits		8,550
Property and equipment, net		-
Total Assets	$	183,282
Liabilities and Members' Equity		
Liabilities		
Accrued expenses and other liabilities	$	98,656
Operating Lease Liabilities	$	35,208
Total Liabilities		133,864
Members' Equity		49,417
Total Liabilities and Members' Equity	$	183,282

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization

Westbury Group LLC (the "Company") was incorporated under the laws of the State of Connecticut on November 13, 2003 as a limited liability company and is a registered broker-dealer with the Securities and Exchange Commission. The business purpose of the Company is to engage as a broker-dealer in the private placement of securities. On June 18, 2004, the Company was approved as a member of the Financial Industry Regulatory Authority, Inc.

NOTE 2 – Summary of Significant Accounting Policies

The following is summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, revenue and expenses are recorded on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three (3) months or less when purchased to be cash equivalents.

Revenues from Contracts with Customers

Revenues from contracts with customers are composed of investment banking success fees and advisory fees. Investment banking success fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction. For advisory fees, the Company receives retainers in advance of the transaction's closing or is paid without a corresponding success fee. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2023, there were no contract liabilities or open contracts.

Recently Adopted Accounting Guidance

Effective January 1, 2019, the Company adopted FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate of the lease or the Company's incremental borrowing rate that it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized

NOTE 2 – Summary of Significant Accounting Policies (Continued)

initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts, if applicable. Management evaluates each receivable on a case-by-case basis for collectability. As of December 31, 2023, no allowance was deemed necessary.

Property and Equipment

Property and equipment are recorded at cost and depreciation is computed principally on the straight-line method over one to five years. As of December 31, 2023, all property and equipment is fully depreciated. Leasehold improvements are recorded at cost and are amortized over the shorter of their useful life or the remaining term of the lease.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 3 – Property and Equipment

Property and equipment at December 31, 2023 are comprised of the following:

Machinery and equipment	$	15,180
Leasehold improvements		13,412
Furniture and fixtures		11,123
		37,716
Less accumulated depreciation and amortization		(37,716)
	$	0

For the year ended December 31, 2023, depreciation and amortization expense was $1,999.

NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company has net capital of $23,205, which is $16,207 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 4.3 to 1 at December 31, 2023.

NOTE 5 – Income Taxes

No provision for Federal income taxes has been made to the statement of operations as the Company is treated as a partnership for Federal income tax purposes. During 2023, the Company made a provision of $75,907 for actual and estimated state income taxes. The Company's U.S. Federal and state income tax returns prior to fiscal year 2020 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company recognizes interest and penalties associated with tax matters as operating expenses and includes accrued interest and penalties with the related tax liability in the statement of financial condition.

NOTE 6 – Related Party Transactions

The Company paid $107,437 of guaranteed payments to partners which are included in "bankers' fees" on the statement of operations. Guaranteed payments to partners that are designated to represent reasonable compensation for services rendered are accounted for as partnership expenses rather than as an allocation of partnership net income (loss).

NOTE 7 – Commitments and Contingencies

Office Lease

The Company leases office space under a lease agreement that expires in June 2024. The Company classified this lease as an operating lease. Payments due under the lease contract include fixed payments plus variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. Future minimum lease payments will be $35,568 in 2024.

The components of lease cost for the year ended December 31, 2023 are as follows:

Operating lease cost	$ 65,376
Operating lease ROU assets	$ 35,208
Operating lease liabilities	$ 35,208

There were no further commitments or contingencies at December 31, 2023.

NOTE 8 – Concentrations

Two customers accounted for 61% of the Company's total revenue in 2023.